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VIA EDGAR AND HAND DELIVERY

Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4565
Washington, D.C.  20549

Re:	Verona Pharma plc
Registration Statement on Form F-1
CIK No. 0001657312

Dear Ms. Hayes:

On behalf of Verona Pharma plc (the “Company”), we are transmitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 17, 2017 with respect to the Company’s draft Registration Statement on Form F-1, as amended by Amendment No. 1 and Amendment No. 2 (the “Confidential Registration Statement”). This letter is being submitted to you with a copy of the Registration Statement on Form F-1, which was filed on EDGAR on April 3, 2017 and revises the Confidential Registration Statement to address the Staff’s comments (the “Registration Statement”).  The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response.  For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made from the Confidential Registration Statement.

Selected Consolidated Financial Data, page 63

1.                                                  Loss per ordinary share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement on pages 9 and 66 to present loss per ordinary share rounded to the nearest cent.

If you have any questions regarding the foregoing response or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:                Jan-Anders Karlsson, Ph.D., Verona Pharma plc

Peter N. Handrinos, Latham & Watkins LLP